Exhibit 99.1

FreeSeas Announces New Charter for Vessels Reflecting the Charter Market
Improvement

Athens, Greece, September 2, 2015 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessel and an owner of a controlling stake in a company commercially operating tankers and dry-bulkers, announced today that the owned vessel M/V Free Neptune, a 1996-built, 30,838 dwt Handysize vessel, has been delivered to her charterers for a time charter trip of a duration of approximately 30 days at a gross rate of $9,500 per day. The previous time charter trip of a duration of 37 days, at a gross rate of $8,900 per day, was completed five days ago.

Mr. Ion G. Varouxakis, the Company’s CEO commented: “We are pleased that the M/V Free Neptune has been able to secure employment at rates comfortably above her running expenses. This reflects an overall much improved picture for time charter rates compared to the situation at the beginning of the year. We look forward to gradually seeing similar results for the rest of the fleet, depending on positional situations.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers and also is an owner of a controlling stake in a company commercially operating tankers. Currently, it has a fleet of Handysize vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr